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                                      December 8, 2020

       Matthew DiLiberto
       Chief Financial Officer
       SL Green Realty Corp. and SL Green Operating Partnership, L.P. 420 Lexington Avenue
       New York, NY 10170

                                                        Re: SL Green Realty
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-13199

------------------------------------------------------------
------------------------------
                                                            SL Green Operating
Partnership, L.P.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No.
333-167793-02

       Dear Mr. DiLiberto:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 3. Property Acquisitions, page 91

   1. Please tell us how your acquisition of a majority and controlling 70.87% interest in 410
                                                        Tenth Avenue resulted
in the recognition of a $67.6 million gain. Please address the following in your
response:

                                                              Explain whether
the acquisition was accounted for as a business combination or an asset acquisition
and provide us with the basis for your conclusion.
 Matthew DiLiberto
SL Green Realty Corp. and SL Green Operating Partnership, L.P.
December 8, 2020
Page 2

                In your Form 10-Q for the quarterly period ended June 30, 2019, we note that you recorded a $67 million gain as a result of the acquisition of a majority and controlling interest in 460 West 34th Street. Clarify for us if this acquisition was related to your acquisition of a controlling interest in 410 Tenth Avenue.
Note 5. Debt and Preferred Equity Investments, page 93

2. Please tell us how you considered the need to disclose the recorded balance in debt and preferred equity investments by risk level. Reference is made to ASC Topic 310-10-50-
         29.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz,
Accounting Branch Chief at (202) 551-3438 with any questions.



FirstName LastNameMatthew DiLiberto                 Sincerely,
Comapany NameSL Green Realty Corp. and SL Green Operating Partnership, L.P.
                                                    Division of Corporation
Finance
December 8, 2020 Page 2                             Office of Real Estate &
Construction
FirstName LastName